Via Facsimile and U.S. Mail
Mail Stop 6010

November 15, 2007

Mr. Jeffrey P. Stein
Principal Financial and Accounting Officer
Synvista, Inc.
221 West Grand Avenue, Suite 200
Montvale, NJ 07645

Re: Synvista, Inc.
**   Form 10-K for the Fiscal Year Ended December 31, 2006**
**   Filed March 22, 2007**
**   File No. 001-16043**

Dear Mr. Stein:

We have completed our review of your Form 10-K and Form 10-K/A and have no further
comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief